

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2022

Justin Stock
Managing Partner
Cooley LLP
55 Hudson Yards
New York, New York 10001

> **Re: Super Group (SGHC) Ltd.**
> **Form F-4 filed November 10, 2022**
> **SEC File No. 333-268287**
> **Schedule TO-I filed November 10, 2022**
> **SEC File No. 5-93545**

Dear Justin Stock:

The staff in the Office of Mergers and Acquisition have conducted a limited review of your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in the prospectus.

Schedule TO-I filed 11/10/2022

Cover Page

1. Since this exchange offer commenced upon filing of the registration statement, the statement that the prospectus is "subject to completion" and "preliminary" is inapplicable. Please delete.

Cautionary Note Regarding Forward Looking Statements, page iii

2. The safe harbor for forward looking statement in the Private Securities Litigation Reform Act of 1995 does not, by its terms, apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Reform Act. Please revise the disclosure here accordingly.

Conditions to the Offer and Consent Solicitation, page 77

3.   Revise to clarify that all offer conditions, not just the one related to the effectiveness of the registration statement, must be satisfied or waived as of the expiration of the offer.

4.   On page 78, clarify in revised disclosure what is meant by a "limitation on prices for, trading in securities in U.S. securities or financial markets." Alternatively, delete this part of the offer condition.

5.   Refer to the disclosure in the first sentence of the second to last paragraph on page 78. Revise to make clear that all offer conditions must be outside the control of the bidder and cannot be "triggered" by deliberate action or inaction by Super Group.

6.   Refer to the following statement in the second to last paragraph on page 78: "The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date." When an event occurs that implicates an offer condition, the bidder must promptly notify target security holders whether it will waive the condition and proceed with the offer, or assert the condition and terminate it. This statement implies that Super Group is not under an obligation to advise warrant holders what it will do when such event occurs. Please revise.

General

7.   Please supplementally advise why Rule 13e-3 does not apply to this exchange offer. To the extent you believe an exception from Rule 13e-3 applies, identify the specific exemption claimed and outline the facts that you believe support your reliance on it.

8.   We note the following disclosure on cover page of the prospectus: "We reserve the right to redeem any of the warrants, as applicable, pursuant to their current terms at any time, including prior to the completion of the Offer and Consent Solicitation..." Supplementally explain how you could redeem the warrants that are the subject of the exchange offer during this offer, consistent with Rule 14e-5. If you believe an exemption allows you to do so, identify the exemption and outline the facts you believe support Super Group's reliance upon it.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions